Exhibit 99.C

LETTER TO THE BOARD OF DIRECTORS

[Stadium Letterhead]

December 18, 2014

BY EMAIL

Big 5 Sporting Goods Corporation

2525 East El Segundo Boulevard

El Segundo, CA 90245

Attn: Board of Directors

Dear Members of the Board of Directors:

As you know, Stadium Capital Management, LLC and its affiliates (“Stadium Capital”) are the largest stockholders of Big 5 Sporting Goods Corporation (the “Company”), with beneficial ownership of over 11% of the Company’s outstanding common stock. Stadium Capital has been a large stockholder for nearly a decade, and in 2011 we requested that you add Dominic DeMarco, one of our Managing Directors, to the Board of Directors. Mr. DeMarco was appointed to the Board in October 2011 and re-nominated in April 2012. At the June 2012 Annual Meeting, he was elected with the approval of over 98% of the votes cast and over 85% of the shares outstanding, higher than the proportions achieved by any other director in that or subsequent elections.

We believe that Mr. DeMarco has added substantial value and brought the perspective of a major stockholder to the boardroom. He has, among other things, (i) helped the Board of Directors obtain and analyze the necessary data to improve rigor around topics including capital allocation and capital structure; (ii) formalized the review of underperforming stores; and (iii) successfully advocated for the first multi-year strategic operating and capital plan produced by Company management in many directors’ memories. Mr. DeMarco formally proposed that the Board consider three non-controversial governance changes at the October 2014 Board meeting. Although Mr. DeMarco does not serve on the Nominating and Corporate Governance Committee—despite several requests to be added—he has consistently observed the Committee’s meetings and is aware of the Committee’s “Meeting Planner”, which lists the October Board meeting as the scheduled time to review governance principles applicable to public companies and recommend any changes to the Company’s policies as necessary. Consequently, at the October Board meeting, Mr. DeMarco proposed that the Company:

•	Repeal the Classified Board. The Company’s “staggered board” means that only a few directors stand for election each year. In the words of BlackRock, Inc., the Company’s second largest shareholder as of September 30, 2014 (“BlackRock”), “classification of the board dilutes shareholders’ right to evaluate promptly a board’s performance and limits shareholder selection of their representatives”.(1)
•	Adopt Majority Voting in Director Elections. Again quoting BlackRock, “majority voting standards assist in ensuring that directors who are not broadly supported by shareholders are not elected to serve as their representatives”.(1) Plurality voting of the type used by the Company results in “rubber stamp” elections and further entrenches the Board of Directors.

(1)	From BlackRock, Inc. “Proxy voting guidelines for U.S. securities”, dated April 2014, http://www.blackrock.com/corporate/en-it/literature/fact-sheet/blk-responsible-investment-guidelines-us.pdf

•	Eliminate Supermajority Vote Requirements in the Charter and Bylaws. The Company’s charter and bylaws are littered with unusually high supermajority vote requirements, each of which appears specifically intended to frustrate the will of a majority of the Company’s stockholders. Looking at the most egregious example, it currently takes a vote of 80% of the outstanding common stock for the Company’s stockholders to remove a director for cause. Further, in no instance should it require a vote of 80% of a company’s outstanding common stock for stockholders to be able to amend a company’s bylaws.

The three changes proposed by Mr. DeMarco address glaring governance weaknesses at the Company, are overwhelmingly favored by the governance community and institutional shareholders generally, and sought by the largest owners of the Company specifically. The Company continues to receive low and worsening marks for corporate governance. For example, its Institutional Shareholder Services (“ISS”) “Quickscore” fell from 6 to 9 from 2013 to 2014 (with 1 indicating lower risk and 10 indicating higher risk). Specific “red flags”, which indicate that the “number of points in this subcategory are at the bottom of the possible range”, were cited for “takeover defenses” and “voting formalities”. The three governance changes sought by Mr. DeMarco not only address these deficiencies directly but, according to ISS, were the three most highly supported governance-related shareholder proposal topics during the 2014 “proxy season”. Specifically, during this period, average stockholder support for board declassification was 84%, with proposals focused on majority voting and the reduction or elimination of supermajority vote requirements garnering support of 57% and 67%, respectively. (2) Given Stadium Capital’s status as the Company’s largest stockholder and the BlackRock governance whitepaper cited above, it appears highly likely that the Company’s stockholder base would welcome these three governance changes. In short, these changes are long overdue, are consistent with stockholder desires, and well understood by any director who has been paying attention to governance trends over the last several years.

Considering (i) the Company’s poor and worsening governance scores; (ii) the broad institutional support for the proposed changes; (iii) the fact that such changes have been discussed in detail in a variety of governance literature for years; and (iv) that October is the planned time for the Nominating and Corporate Governance Committee to address such matters, Mr. DeMarco expected the Board of Directors to be both enthusiastic about reform and prepared to make such reforms in a timely manner. Unfortunately, neither has proven to be true. Directors were largely silent during the October meeting and have provided no further feedback on the merits of Mr. DeMarco’s proposals. Instead, they have offered to discuss the proposals in the February 2015 meeting of the Nominating and Corporate Governance Committee. As Mr. DeMarco has stated privately on numerous occasions, this delay is not acceptable because the deadline to submit stockholder proposals for the 2015 Annual Meeting is January 1, 2015. By arbitrarily waiting until February 2015 to decide on these critical matters, the Board is creating a situation whereby it can ignore obvious stockholder preferences and governance trends and not be accountable for this action until the Annual Meeting in mid-2016. This is unacceptable.

(2) From ISS 2014 Proxy Season Review: United States

Rather than risk waiting nearly 18 months for reform, we are submitting a Rule 14a-8 stockholder proposal to the Company urging the Board of Directors to take all steps necessary to eliminate the Company’s “staggered board” and require that all directors elected at or after the 2016 Annual Meeting be elected on an annual basis. Unfortunately, each stockholder is only permitted to submit one proposal per year. We chose to focus on Board declassification and are confident that our fellow stockholders will agree with us regarding the urgency and merits of this particular proposal. We also believe that many of our fellow stockholders share our views about the need for substantial governance reform at the Company, and therefore invite them to submit their own Rule 14a-8 stockholder proposals prior to the deadline of January 1, 2015. It is our sincere hope that the Board of Directors will immediately undertake a comprehensive review of the Company’s governance practices with the goal of making substantial improvements prior to the 2015 Annual Meeting, and obviate the need for any such proposals, ours included. Mr. DeMarco stands ready to be a constructive participant in that process.

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We never take lightly the significance of publicly disclosing our concerns with one of our investments, and it is not Mr. DeMarco’s preference to generate any Board controversy. Those preferences notwithstanding, we will not hesitate to ensure that the Board of Directors is both accountable to and focused on the best interests of its stockholders. We are committed to improving the corporate governance and business and financial performance of the Company. In doing so, we are confident that we will improve the value of the Company for the benefit of all of its stockholders.

Very truly yours,

The Investment Committee of Stadium Capital
Management, LLC